FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, regarding the acquisition by Banco de Chile of 100% Promarket S.A.´s shares, a subsidiary of Banco de Chile.

Santiago, December 30, 2016

Mr. Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Ref: ESSENTIAL INFORMATION

Mr. Superintendent:

In accordance with Articles 9 and 10 of Law N° 18,045 and Chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I hereby inform, as Essential Information, that by public deed dated December 19, 2016, signed before the Public Notary Mr. René Benavente, Banco de Chile has acquired all Promarket S.A.´s shares owned by Banchile Asesoría Financiera S.A.. Promarket S.A. was a subsidiary of Banco de Chile.

According to Article 102 number 2 of Law N° 18,046 on Corporations, having elapsed an uninterrupted period of time longer than 10 days, Promarket S.A. has become dissolved, as a result of Banco de Chile having met 100% of Promarket S.A.’s shares, which as of this date is its legal successor.

Sincerely,

Eduardo Ebensperger Orrego
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2016.

Banco de Chile

/s/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO